

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 9, 2016

Karen B. Carpenter, Esq.
Transamerica Life Insurance Company
Transamerica Premier Life Insurance Company
4333 Edgewood Road, NE
Cedar Rapids, IA 52499

Re: WRL Series Life Corporate Account., et al., File No. 812-14621

Dear Ms. Carpenter:

By Form APP-WD filed with the Securities and Exchange Commission on March 7, 2016, you requested that the above-captioned application, filed on February, 26, 2016, under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

cc: Dalia O. Blass, Assistant Director
Frederick R. Bellamy, Esq.
Laura L. Solomon